# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kennedy Lewis Capital Co, CIK 0001911321
CUSIP: 000000000
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 225 LIBERTY STREET, SUITE 4210, NEW YORK, New York (NY), 10281
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001081019

## Reporting persons
- CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: California (CA); sole voting power 10,694,553; sole dispositive power 10,694,553; aggregate amount beneficially owned 10,694,553 (38.1% of the class)

## Item 1. Issuer
Name of issuer: Kennedy Lewis Capital Co
Address of issuer's principal executive offices: 225 LIBERTY STREET, SUITE 4210, NEW YORK, NEW YORK, 10281

## Item 2. Person Filing
Name of person filing: California State Teachers Retirement System (CalSTRS)
Address of principal business office or, if none, residence:
100 Waterfront Place, MS 04
West Sacramento, CA 95605-2807
Citizenship: USA Governmental Employee Benefit Plan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 10,694,553
Percent of class: 38.11%
Sole power to vote or to direct the vote: 10,694,553
Sole power to dispose or to direct the disposition: 10,694,553

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM: Shifat Hasan, Portfolio Manager (08/14/2025)